Exhibit 99.1

NewsRelease

TransCanada Announces Retirement of Director

CALGARY, ALBERTA – January 10, 2013 –TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced the retirement of Mr. John A. MacNaughton as a Director of TransCanada, effective January 9, 2013.  Mr. MacNaughton advised the Board of Directors that he is retiring from the Board due to ill health.  Mr. MacNaughton has been a member of the Board of Directors of TransCanada since 2006 and the Chair of the Governance Committee since 2009.

"On behalf of TransCanada and the Board of Directors, I want to thank John for his many contributions during the past seven years as a Director of TransCanada.  We were very fortunate to benefit from the wisdom of his counsel and we wish him the very best," said Barry Jackson, Chair of TransCanada's Board of Directors.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: http://www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522